SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 5, 2006

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: September 5, 2006

* Print the name and title of the signing officer under his signature.

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RVI ANNOUNCES RVI ANNOUNCES

ROCKWELL VENTURES INC.
    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 681 - 2741
Toll Free 1 800 667 - 2114
www.rockwellventures.com

ROCKWELL COMPLETES $6 MILLION BRIDGE
FINANCING FOR SOUTH AFRICAN ACQUISITION

September 5, 2006 - Vancouver, BC - Rockwell Ventures Inc. ("Rockwell" or the "Company") (TSXV:RVI; OTCBB:RVINF) announces that it has closed the Quest Capital Corp. $6 million credit facility previously announced by the Company on July 7, 2006.  The facility has been provided on the following revised terms:
1.                   the facility must be repaid on or before May 31, 2007;
2.                   the outstanding balance will bear interest at the rate of 18% per annum (reduced from 20%), calculated daily, compounded and payable monthly in arrears, from March 1, 2007;
3.                   the Company issued 385,714 common shares to Quest;
4.                   if the facility remains outstanding on November 30, 2006, the Company will issue to Quest such number of shares as is equal to 4.5% of the principal amount then outstanding divided by the average closing price of the common shares of the Company for the 10 trading days immediately preceding November 30, 2006;
5.                   the facility may be repaid at any time, without penalty;
6.                   Quest has the right to convert the facility to common shares if the Company completes an equity financing for $5.0 million or greater, at the greater of the price at which the financing is conducted less a 3% discount, and $0.65; and
7.                   the facility is secured by a first charge over all of the assets of the Company.

The purpose of the facility is to fund the acquisition of and working capital requirements for four alluvial diamond properties, namely the Holpan/Klipdam Property, Wouterspan Property, and Galputs Minerale Project in South Africa, and the Kwango River Project in the Democratic Republic of Congo, as announced in Rockwell's June 30, 2006 news release.   All securities issued in connection with the credit facility will be subject to a hold period expiring January 2, 2007.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

                                                                                                               "Forward Looking Statement"
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.